November 8, 2024

Christopher Nicoll
Chief Executive Officer
Thunder Power Holdings, Inc.
221 W 9th St #848
Wilmington, DE 19801

       Re: Thunder Power Holdings, Inc.
           Registration Statement on Form S-1
           Filed on November 6, 2024
           File No. 333-283040
Dear Christopher Nicoll:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Elizabeth Chen